Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding’s 2021 Annual Report on Form 20-F filed with the SEC and the CVM Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”). The 2021 Form 20-F is available in English at the SEC’s website (www.sec.gov). Additionally, the 2021 Form 20-F is available in English and Portuguese on the Brazilian Securities and Exchange Commission’s website (Comissão de Valores Mobiliários, the CVM) (www.cvm.gov.br) and the Company’s Investor Relations website (www.itau.com.br/investor-relations). Lastly, shareholders may receive hard copies of the Company’s audited financial statements for the fiscal year ended December 31, 2021, free of charge, by requesting a copy to the Investor Relations team at ri@itau-unibanco.com.br. If you wish to receive a hard copy, kindly provide your contact details and mailing address. São Paulo, April 28, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Corporativo | Interno